Exhibit 21

INTEL CORPORATION

SUBSIDIARIES
(All 100% Owned)

Subsidiaries of the Registrant	State or other Jurisdiction of Incorporation
Componentes Intel de Costa Rica, S.A.	Costa Rica
DSP Communications, Inc.	Delaware, USA
Dialogic Corporation	New Jersey, USA
GIGA A/S	Denmark
Intel Commodities Limited	Cayman Islands
Intel Corporation (UK) Limited	United Kingdom
Intel Electronics Limited	Israel
Intel International BV	Netherlands
Intel Ireland Limited	Cayman Islands
Intel Kabushiki Kaisha	Japan
Intel Massachusetts, Inc.	Delaware, USA
Intel Overseas Corporation	California, USA
Intel Products (M) Sdn. Bhd.	Malaysia
Intel Puerto Rico, Inc.	California, USA
Intel Semiconductor Limited	Delaware, USA
Intel Technology Phils, Inc.	Philippines
Intel Technology Sdn. Berhad	Malaysia
Level One Communications, Inc.	Delaware, USA
Mission College Investments Limited	Cayman Islands